

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 24, 2016

Via E-mail
Jeffrey S. Bornstein
Chief Financial Officer
General Electric Company
3135 Easton Turnpike
Fairfield, Connecticut 06828-0001

**Re: General Electric Company**
**Form 10-K for the Fiscal Year Ended December 31, 2015**
**Filed February 26, 2016**
**Form 10-Q for the Quarterly Period Ended March 31, 2016**
**Filed May 4, 2016**
**Form 8-K filed April 22, 2016**
**File No. 001-00035**

Dear Mr. Bornstein:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2015

10-K Introduction & Summary, page 4

1. We reference your disclosure of GAAP EPS of $0.17 at the top of page 5. Similarly, on page 27 you present the amount in a chart labeled as "earnings per share". We note, however, that the amount represents earnings per share from continuing operations. Given the clear meaning ascribed to the term earnings per share in US GAAP, it does not appear appropriate to attribute a different meaning to the term as you have done in the glossary on page 24. Please revise your presentations in future filings to use GAAP titles that are consistent with those used on your statements of operations and your other primary financial statements.

2.      We note that your summary on page 5 only presents earnings per share from continuing operations.  Please explain to us why you do not also present net earnings (loss) per share amounts.  This comment also applies to your Form 10-Q for the period ended March 31, 2016 and earnings release for the same period.

3.      We note your presentation of Industrial segment revenues from growth markets on page 9.  Please revise your presentation in future filings to clearly define this non-GAAP measure and to provide the required reconciliations to the most directly comparable GAAP measure and other disclosures required by Item 10(e) of Regulation S-K.

How We Allocate Your Capital, page 15

4.      Refer to the comparative data you provide against your "peers."  In light of the unique nature of your business, as an evolving multinational corporation with multiple business lines and thousands of products, it is unclear how you define peers.  Further, the measures by which you compare your performance to your peers may be susceptible to multiple different methods of calculation.  Please limit your summary data to that which can be easily defined and understood within the summary, or for which you have included a clear and accessible definition within the body of your 10-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23

Consolidated Results, page 29

5.      We note that you present a non-GAAP measure entitled Operating Earnings on pages 27 and 31.  We note that "earnings from operations," "operating income," "operating earnings" and "profit from operations" are terms used in US GAAP to refer to income that is generated by the ordinary and usual activity of a reporting entity.  Please tell us how your presentation complies with Item 10(e)(1)(ii)(E) which prohibits you from using titles for non-GAAP measures that are the same as, or confusingly similar to, titles or descriptions used for GAAP financial measures.

Segment Operations, page 35

6.      For each segment presented, please disclose in future filings the information required by Regulation S-K Item 101(c)(1)(xi).

Renewable Energy, page 40

7.      We note your statement that renewable energy competes "on an unsubsidized basis in many locations."  If relevant to an understanding of the trends affecting your business, please explain in more detail the drivers affecting whether renewables may so compete in

a particular location, such as government incentives or tariffs, as well as traditional fuel and energy pricing, and the specific location.

Supplemental Information, page 95

Operating and Non-Operating Pension Costs (Income), page 98

Adjusted Corp Costs (Operating), page 98

8.      We note that your non-GAAP measures, including Total Corporate costs (operating), Adjusted Corporate costs (operating) and Industrial operating + Verticals earnings and EPS appear to exclude certain normal, recurring, operating items such as certain pension costs, restructuring and other charges and gains.  Further, by adjusting your non-GAAP measures for these items, you appear to be substituting individually tailored measurement methods for those of US GAAP which may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016.  Please review that guidance when preparing your future filings and earnings releases.

Operating Earnings and Operating EPS, page 100

9.      We note that you present the adjustments to these non-GAAP measures net of tax which is inconsistent with Question 102.11 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016.  Please review that guidance when preparing your future filings and earnings releases.

Industrial Operating Profit and Operating Profit Margin (Excluding Alstom), page 102

10.      We note the significant number of non-GAAP measures included in your Form 10-K.  Since some of these measures appear to be similar to one another, investors may find it difficult to understand the differences between the measures and how they each provide useful information.  For example, the difference between the non-GAAP measures Industrial operating profit and operating profit margin (excluding Alstom) and Industrial segment operating profit and operating profit margin (excluding Alstom) on page 102 is not clear.  Please revise future filings to disclose the differences between similar measures and, for each individual non-GAAP financial measure, the reasons management believes the measure provides useful information to investors.  Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Risk Factors

Cybersecurity, page 117

11.      We note from your discussion under "Transformation: Creating the Digital Industrial" beginning on page 12 of your Integrated Summary Report that you have begun your

transformation as a "Digital Industrial Company" including development of a internally-developed cloud-based operating system, Predix<sup>tm</sup>, and that you intend to connect thousands of your products, including gas turbines and jet engines, to the Internet.  In your future filings, if applicable, please enhance your current risk factor disclosure to address your Digital Industrial business and Predix<sup>tm</sup>.

Form 10-Q for the Quarterly Period Ended March 31, 2016

Non-GAAP Financial measures, page 6

12.     We note your disclosure on page 6 indicating that you have included the reasons you use the non-GAAP financial measures and the reconciliations to their most directly comparable GAAP financial measures in the Supplemental Information section of MD&A.  However, we note that your supplemental non-GAAP disclosures and reconciliations are provided in Exhibit 99(a).  Considering the significant number of non-GAAP financial measures within the body of your Form 10-Q, explain to us how placing the supplemental disclosures and reconciliations in an exhibit complies with the requirement of Item 10(e)(1)(A) of Regulation S-K that the prominence of these disclosures be equal to or greater than the non-GAAP measure.

Financial Resources and Liquidity, page 39

13.     Tell us where you have included a discussion of the significant changes in cash from (used for) operating and investing activities related to discontinued operations in your statement of cash flows on page 60.  For example, we see that cash from operating activities related to discontinued operations was $4.1 billion for the three months ended March 31, 2015 compared to a use of $1.3 billion for the three months ended March 31, 2016.

Form 8-K Filed April 22, 2016

14.     We note that you present numerous non-GAAP financial measures throughout the earnings release but that you do not clearly label each non-GAAP financial measure so that an investor can easily distinguish between your GAAP and non-GAAP measures.  Further, it appears that your presentation gives more prominence to the non-GAAP measures which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016.  Please review that guidance when preparing your future earnings releases.

15.     We also note that you present non-GAAP measures regarding your 2016 guidance of Industrial operating + Verticals EPS without also disclosing the comparable GAAP measure and the reconciliation of the amount to the most directly comparable GAAP financial measure as required by Item 10(e)(1)(i)(B) of Regulation S-K.  See also our guidance in Question 102.10 of the updated Compliance and Disclosure Interpretations

issued on May 17, 2016.  Please revise your future earnings releases to provide the required information.

Schedule 14A – Definitive Additional Materials – Filed March 14, 2016

16.     We note in the column next to your table of contents the cross-reference to the reconciliation of non-GAAP financial measures that is contained in your Form 10-K.  Please tell us the basis for not including the information that is required by Regulation G and Item 10(e) of Regulation S-K directly in the filing that contains the non-GAAP measures.  Please include in your analysis the guidance provided in Question 118.08 of the Regulation S-K Compliance and Disclosure Interpretation.

Transformation:  Creating the Digital Industrial, page 12

17.     We note your reference to becoming a "top 10 software company by 2020."  Please clarify what this statement is trying to convey to investors.  For example, your disclosure does not make clear whether software sales represent new revenue from a completely separate source than prior periods, or if you are separately identifying sales of software embedded in or related to currently offered products.  Further, when you state on page 16 that you are creating a $15 billion software and digital company, please clarify whether this is a market capitalization estimate, a revenue estimate, or otherwise, and whether you intend to quantitatively distinguish this business from your current business.

18.     We note your statement that revenue from your analytical applications and software is $5 billion and growing 20% annually.  Please clarify where investors will be able to track the progress of this revenue.  For example, it is currently unclear if this revenue is derived from all of your segments or in only some of your segments, and whether you will break out application and software revenue in your future segment disclosure or otherwise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters.  Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery